Exhibit 99.12
September 24, 2009
VIA COURIER/FACSIMILE
Alberta Securities Commission
Autorité des Marchés Financiers du Québec
British Columbia Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
Saskatchewan Financial Services Commission, Securities Division
Securities Commission of Newfoundland and Labrador
The Manitoba Securities Commission
Registrar of Securities, Government of Northwest Territories
Registrar of Securities, Government of Nunavut
Registrar of Securities, Government of the Yukon Territory
United States Securities and Exchange Commission
Dear Sirs/Mesdames:
Re:	Northgate Mineral Corporation (“Northgate”). Consent of Qualified Person
The undersigned hereby consents to the use of its name and reference to the written disclosure of the technical reports titled; “Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” dated August 27, 2009; “Technical Report on Underground and Open Pit Mineral Resources Estimates, Young-Davidson Property, Matachewan, Ontario” dated January 23, 2009, and “Technical Report on the Underground Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario” dated March 25, 2008, revised on May 9, 2008 and May 27, 2008 (collectively the “Technical Reports”) and any extracts from or a summary of the Technical Report in the final base shelf prospectus of Northgate dated June 5, 2008 and the prospectus supplement dated September 24, 2009 (including the documents incorporated by reference therein) (collectively the “Prospectus”) and the Registration Statement of Northgate on Form F-10, dated June 5, 2008, as amended or supplemented (collectively, the “Registration Statement”).
The undersigned hereby confirms that the undersigned has read the Prospectus and the Registration Statement and believes that the Prospectus and Registration Statement fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus and Registration Statement that are derived from the Technical Report or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Technical Report.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,
/s/ Carl Edmunds
Carl Edmunds
M.Sc., P.Geo., Exploration Manager, Northgate Minerals